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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                              Commission File Number   333-43797

          Union State Bank Key Employees' Supplemental Investment Plan
             (Exact name of registrant as specified in its charter)

                    100 Dutch Hill Road, Orangeburg, NY 10962
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         Employee benefit plan interests
            (Title of each class of securities covered by this Form)

                                      None
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)         |X|              Rule 12h-3(b)(1)(i)         |X|
Rule 12g-4(a)(1)(ii)        |_|              Rule 12h-3(b)(1)(ii)        |_|
Rule 12g-4(a)(2)(i)         |_|              Rule 12h-3(b)(2)(i)         |_|
Rule 12g-4(a)(2)(ii)        |_|              Rule 12h-3(b)(2)(ii)        |_|
                                             Rule 15d-6                  |_|

               Approximate number of holders of records as of the
                        certification or notice date:  5

     Pursuant to the requirements of the Securities Exchange Act of 1934, Union State Bank Key Employees' Supplemental Investment Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  4/9/99                                   By:  /s/ Edwin T. Markham
                                                     ---------------------------
                                                     Edwin T. Markham, Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

                    Potential  persons  who are to respond to the
                    collection of  information contained  in this
SEC 2069 (3-99)     form are not  required to respond  unless the
                    form displays a currently valid OMB control number.